Morgan Stanley Dean Witter Municipal Income Trust III


Item 77.C.     Matters Submitted to a Vote of Security Holders

      On July 26, 2000 the Annual Meeting of the Trust's Shareholders was held to vote upon the election of Trustees and a Shareholder proposal to amend the Trust's Declaration of Trust to require each Trustee, within thirty days of election, to become a Shareholder of the Trust. The vote on the Shareholder proposal was as follows:



For:  1,558,506           Against: 1,555,954             Abstain:
162,337